UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OT THE 256th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

1.	DATE, TIME AND VENUE: On February 11, 2026, at 09:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 31st floor, Vivo Valoriza Room, Cidade Monções, city of São Paulo, state of São Paulo.

2.	CALL NOTICE AND ATTENDANCE: The call notice was held pursuant to the Company’s Bylaws. The members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, were present, establishing the quorum required to instate the meeting. Also present at the meeting were the Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida; the Senior Accounting Manager, Mr. Carlos Cesar Mazur; the Senior Accounting Manager and the Company’s Accountant, Mr. Marcos Antônio Martins; the Finance Director, Mr. Rodrigo Rossi Monari; the Investor Relations Specialist, Ms. Tatiana Cardoso Anicet; the Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, as Secretary of the Meeting; as well as the representatives of PricewaterhouseCoopers Auditores Independentes Ltda. (“Independent Auditors”), Mr. Ricardo Queiroz, Mr. Vinicius Rego, Mr. Mateus Oliveira, and Ms. Carolina Godoy.

3.               AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the Fiscal Council members present at the meeting unanimously decided the following:

3.1.  Financial statements accompanied by the Independent Auditors’ Report and the Annual Management Report for the fiscal year ended December 31, 2025:
Initially, the Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida, presented the main events of the 4th quarter of 2025, including the final results of the technical studies related to the Impairment Tests of the Company’s Net Assets and Deferred Tax Asset for the fiscal year ended December 31, 2025, as well as the financial information comprising the Company’s financial liquidity and indebtedness indicators, the consolidated balance sheets, and the consolidated financial statements comparing the periods ended December 31, 2024, and December 31, 2025 (“Financial Statements”).

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OT THE 256th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

Subsequently, the Investor Relations Specialist, Ms. Tatiana Cardoso Anicet, presented the main information of the Annual Management Report. Then, Mr. Mateus Oliveira, together with Mr. Ricardo Queiroz, representatives of the Independent Auditors, described the scope and procedures performed during the audit of the Financial Statements. They then presented the final draft of the Independent Auditors’ Report on the Individual and Consolidated Financial Statements, noting that the Financial Statements fairly present, in all material aspects, the individual and consolidated financial position of the Company as of December 31, 2025, the individual and consolidated performance of its operations, and its respective individual and consolidated cash flows for the referred fiscal year. The Report will be issued on the date of the Board of Directors’ meeting, i.e., on February 12, 2026. The Fiscal Council examined the Financial Statements, as well as the final draft of the Independent Auditors’ Report and the Annual Management Report, and the necessary clarifications were provided by the Company’s representatives and the Independent Auditors. After analyzing the documents and information presented, the members of the Fiscal Council present, unanimously, issued a favorable opinion on the Financial Statements and on the Annual Management Report.

3.2.       Proposal for the Allocation of the Result for the fiscal year ended December 31, 2025: The Finance Director, Mr. Rodrigo Rossi Monari, presented the Management proposal for the allocation of the result for the fiscal year ended December 31, 2025, which was analyzed by the members of the Fiscal Council. After reviewing the documents and receiving the necessary clarifications, the members of the Fiscal Council present unanimously issued a favorable opinion on Management’s proposal for the allocation of the results for the fiscal year ended December 31, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OT THE 256th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 11, 2026

4.	CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, February 11, 2026.

______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Article 163 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporations Law”), and in compliance with Article 27, paragraph 1, item III of CVM Resolution No. 80 of March 29, 2022, have examined and analyzed (i) the Company’s Financial Statements and Annual Management Report, both relating to the fiscal year ended December 31, 2025 (“2025 Financial Statements”), accompanied by the respective Independent Auditors’ Report, as well as (ii) Management’s proposal for the allocation of the results for the fiscal year ended December 31, 2025 (“Results Allocation Proposal”). Considering the information provided by Telefônica Brasil’s Executive Board and by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent auditors, the members unanimously issue a favorable opinion on the 2025 Financial Statements and on the Results Allocation Proposal, and recommend their submission to the Ordinary Shareholders’ Meeting of Telefônica Brasil, pursuant to the Brazilian Corporations Law.

São Paulo, February 12, 2026.

Gabriela Soares Pedercini Fiscal Council Member (effective)	Luciana Doria Wilson Fiscal Council Member (effective)	Stael Prata Silva Filho Fiscal Council Member (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 20, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director